Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Human Genome Sciences, Inc.

at

$13.00 Net Per Share

by

H. Acquisition Corp.

A Wholly Owned Subsidiary of

GlaxoSmithKline plc

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, AT THE END OF THE DAY ON JUNE 7, 2012, UNLESS THE OFFER IS EXTENDED.

H. Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Human Genome Sciences, Inc., a Delaware corporation (“HGS”), at a price of $13.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by GSK and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) HGS’s board of directors (the “HGS Board”) having approved the Offer under Section 203 of the Delaware General Corporation Law (the “DGCL”) or the Purchaser being satisfied, in its reasonable judgment, that Section 203 of the DGCL is inapplicable to the Offer and the merger (the “Merger”) of HGS and the Purchaser as described herein, (iii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, as described herein, and (iv) HGS not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or GSK’s ability to acquire the Shares or HGS or otherwise diminishing the expected value to GSK of the acquisition of HGS.

The consummation of the Offer is not conditioned on the Purchaser obtaining financing.

GSK and the Purchaser continue to seek a negotiated merger with HGS. Subject to applicable law, GSK and the Purchaser reserve the right to amend the Offer in any respect, including upon entering into a merger agreement with HGS, or to negotiate a merger agreement with HGS not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by GSK, the Purchaser and HGS and specified in such merger agreement.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

The Dealer Managers for the Offer are:

Lazard Frères & Co. LLC	Morgan Stanley & Co. LLC

MAY 10, 2012

IMPORTANT

Any stockholder of HGS who desires to tender all or a portion of such stockholder’s Shares in the Offer should either (i) complete and sign the accompanying Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to Computershare Inc., the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer — Section 3 — Book-Entry Transfer” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer — Section 3 — Guaranteed Delivery.”

Questions and requests for assistance may be directed to the Information Agent or to the Dealer Managers at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies. Additionally, this Offer to Purchase, the related Letter of Transmittal and other materials relating to this Offer may be found at http://www.sec.gov.

SUMMARY TERM SHEET

H. Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), is offering to purchase all outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Human Genome Sciences, Inc., a Delaware corporation (“HGS”) for $13.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The following are some of the questions you, as a HGS stockholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. GSK and the Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

The information concerning HGS contained herein and elsewhere in the Offer to Purchase has been taken from or is based upon publicly available documents or records of HGS on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. GSK and the Purchaser have not independently verified the accuracy and completeness of such information. GSK and the Purchaser have no knowledge that would indicate that any statements contained herein relating to HGS taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

In this Offer to Purchase, unless the context requires otherwise the terms “we,” “our” and “us” to refer to GSK and its subsidiaries collectively.

Who is offering to buy my securities?

The Purchaser, H. Acquisition Corp., is a Delaware corporation formed for the purpose of making this Offer to acquire all of the outstanding Shares of HGS. The Purchaser is a wholly owned subsidiary of GSK, a public limited company organized under the laws of England and Wales. GSK is a major global healthcare group engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products, including vaccines and over-the-counter (OTC) medications and health-related consumer products. See “The Offer — Section 9.”

What securities are you offering to purchase?

We are offering to acquire all of the outstanding Shares of HGS. See “Introduction.”

How much are you offering to pay for my Shares and what is the form of payment?

We are offering to pay $13.00 per Share net to you, in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not be required to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, it may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in HGS. See “The Offer — Section 12.”

Do you have the financial resources to pay for the Shares?

Yes. We expect to fund all payments by the Purchaser through a loan or investment to the Purchaser from GSK or another subsidiary of GSK, which GSK or such other subsidiary of GSK will provide from cash on hand and/or cash generated from general corporate activities. The consummation of the Offer is not conditioned upon any financing arrangements. See “The Offer — Section 10.”

Is your financial condition material to my decision to tender in the Offer?

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will seek to acquire all remaining Shares in the Merger, and (d) GSK has, and will arrange for the Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares (including Shares issuable upon exercise of outstanding options and restricted stock units) in the Merger as well as to settle repurchase and make-whole obligations with respect to HGS’s outstanding convertible notes and to pay related fees and expenses. See “The Offer — Section 10.”

What does the Board of Directors of HGS think of the Offer?

On April 19, 2012, HGS issued a press release in which it stated that its board of directors (the “HGS Board”) had formally rejected the April 11, 2012 offer made by GSK to the HGS Board to acquire HGS for a purchase price of $13.00 per Share, determining that the proposal does not reflect the value inherent in HGS. Within ten business days of the date of this Offer to Purchase, HGS is required by law to publish, send or give to you (and file with the SEC) a statement as to whether it recommends acceptance or rejection of the Offer, that it has no opinion with respect to the Offer or that it is unable to take a position with respect to the Offer, and the reasons for any such position. Following our May 9, 2012 announcement of our intention to commence the Offer, HGS issued a press release stating that the HGS Board intends to advise stockholders of its recommendation regarding the Offer within ten business days of when we commence it, noting that the proposed $13.00 per Share offer price is identical to the price of the proposal received from GSK on April 11, 2012 that HGS determined does not reflect the value inherent in HGS.

How long do I have to decide whether to tender in the Offer?

You have until the expiration date of the Offer to tender. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on June 7, 2012. We may, in our sole discretion, extend the Offer from time to time for any reason. If the Offer is extended, we will issue a press release announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer — Section 1.”

We may elect to provide a “subsequent offering period” for the Offer. A subsequent offering period, if one is provided, will be an additional period of time beginning after we have purchased Shares tendered during the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer — Section 1”.

What are the most significant conditions to the Offer?

The consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by GSK and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (ii) the HGS Board having approved the Offer under Section 203 of the Delaware General

Corporation Law (the “DGCL”) or our being satisfied, in our reasonable judgment, that Section 203 is inapplicable to the Offer and the Merger, (iii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any necessary approvals or waiting period under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, as described herein, and (iv) HGS not being a party to any agreement or transaction having the effect of impairing, in our reasonable judgment, the Purchaser’s or GSK’s ability to acquire the Shares or HGS or otherwise diminishing the expected value to GSK of the acquisition of HGS. See “The Offer — Section 14” for a list of additional conditions to the Offer.

The consummation of the Offer is not conditioned on the Purchaser obtaining financing.

Do you intend to undertake a consent solicitation to replace some or all of HGS’s directors with your nominees for directors?

If the HGS Board has not taken all actions within its power to cause the conditions contained in this Offer to Purchase to be satisfied, we may determine to solicit shareholder consents to, among other things, remove the current members of the HGS Board and elect a slate of nominees (each, a “Nominee” and collectively, the “Nominees”) to the HGS Board, and to effect certain changes with respect to HGS’s by-laws to facilitate such matters (a “Consent Solicitation”). We reserve the right, however, at any time to determine not to commence a Consent Solicitation (or to terminate a Consent Solicitation or launch a different consent solicitation) if we determine it to be in our best interests to do so or if we determine that a Consent Solicitation is unnecessary. See “The Offer — Section 12.”

If we undertake a Consent Solicitation and our Nominees are elected, we expect that our Nominees, subject to their fiduciary duties under applicable law, would cause the HGS Board to act in the best interests of the HGS stockholders and promptly explore all alternatives for maximizing stockholder value, which may include selling HGS to us, selling HGS to a third party or remaining independent.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of consents in connection with a Consent Solicitation or otherwise. If any such solicitation is made it would be made only pursuant to separate consent solicitation materials complying with the requirements of the rules and regulations of the SEC. See “The Offer — Section 12.”

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform Computershare Inc., the Depositary for the Offer, of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer — Section 1.”

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer — Section 3 — Book-Entry Transfer,” not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary before the expiration of the Offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP),

the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the depositary within three NASDAQ Stock Market (“NASDAQ”) trading days. However, the Depositary must receive the missing items within that three-trading-day period. See “The Offer — Section 3.”

Until what time can I withdraw tendered Shares?

You can withdraw tendered Shares at any time until the Offer has expired, and, if we have not agreed to accept your Shares for payment by July 9, 2012, you can withdraw them at any time after such time until we accept Shares for payment. You may not, however, withdraw Shares tendered during a subsequent offering period, if one is provided. See “The Offer — Section 4”.

How do I withdraw tendered Shares?

To withdraw tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information, to the Depositary while you have the right to withdraw the Shares. See “The Offer — Section 4.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not withdrawn Shares promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer set forth in “The Offer — Section 14.”

We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer — Section 3 — Book-Entry Transfer”), a properly completed, timely received and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such Shares. See “The Offer — Section 2.”

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?

If, pursuant to the Offer, we accept for payment and pay for at least that number of Shares that, when added to Shares then owned by GSK or any of its subsidiaries, shall constitute a majority of the outstanding Shares on a fully diluted basis, we currently intend, promptly following consummation of the Offer, to seek to acquire all remaining Shares (other than then-outstanding Shares owned by GSK or the Purchaser (or our respective subsidiaries) or any Shares with respect to which appraisal rights have been properly exercised) in the Merger for the same per Share cash price as that paid for a Share in the Offer. See “The Offer — Section 12.”

If a majority of the Shares are tendered and accepted for payment, and the other conditions to the consummation of the Offer have been satisfied, will HGS continue as a public company?

As described above, we currently intend, promptly following consummation of the Offer, to seek to acquire all remaining Shares in the Merger. If the Merger takes place, HGS will no longer be publicly owned. Even if the Merger does not take place, if we purchase all the tendered Shares, it is possible that there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, that there may not be an active or liquid public trading market for the Shares, and/or that HGS may cease to make filings with the SEC or otherwise cease to be required to comply with the SEC rules relating to publicly held companies. See “The Offer — Section 7.”

If I decide not to tender, how will the Offer affect my Shares?

As described above, if the Offer is successful, we currently intend, promptly following consummation of the Offer, to seek to acquire all remaining Shares in the Merger. If the Merger is consummated, stockholders who did not tender their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. If, however, the Offer is consummated and the Merger does not take place for any reason, the number of stockholders and the number of Shares that are still in the hands of the public following consummation of the Offer may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Shares, which may affect prices at which Shares trade. Also, as described above, HGS may cease to make filings with the SEC or to be required to comply with the SEC rules relating to publicly held companies. See “The Offer — Section 7.”

Are appraisal rights available in the Offer or the Merger?

Appraisal rights are not available in the Offer. If the Merger is consummated, holders of Shares at the effective time of the Merger who do not vote in favor of, or consent to, the Merger and who comply with Section 262 of the DGCL will have the right to demand appraisal of their Shares. Under Section 262 of the DGCL, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per share to be paid in the Merger. See “The Offer — Section 15 — Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On April 18, 2012, the last full trading day before the first public announcement of our initial offer to the HGS Board to acquire HGS for $13.00 per Share in cash, the last reported sales price of the Shares reported on NASDAQ was $7.17 per Share. On May 9, 2012, the last trading day before the commencement of the Offer, the last reported sale price of the Shares on NASDAQ was $14.59 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See “The Offer — Section 6 — “Price Range of Shares; Dividends.”

What are the material U.S. federal income tax consequences of participating in the Offer?

In general, the receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. See “The Offer — Section 5.”

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

Who can I talk to if I have questions about the Offer?

You can call D.F. King & Co., Inc., the information agent for the Offer, banks and brokerage firms at (212) 269-5550 (collect), all others at (800) 848-2998 (toll-free) or email: HGStender@DFKing.com. See the back cover of this Offer to Purchase.

To the Stockholders of Human Genome Sciences, Inc.:

INTRODUCTION

H. Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), is offering to purchase all outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Human Genome Sciences, Inc., a Delaware corporation (“HGS”) for $13.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Stockholders who have Shares registered in their own names and tender directly to Computershare Inc., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees, commissions or similar expenses. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine whether such nominee will charge a fee for tendering Shares on their behalf. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not be obligated to pay transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of Lazard Frères & Co. LLC and Morgan Stanley & Co. LLC (each a “Dealer Manager” and, together, the “Dealer Managers”), the Depositary and D.F. King & Co., Inc. (the “Information Agent”) incurred in connection with their services in such capacities in connection with the Offer. See “The Offer — Section 17.”

The consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by GSK and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”), (ii) HGS’s board of directors (the “HGS Board”) having approved the Offer under Section 203 of the Delaware General Corporation Law (the “DGCL”) or our being satisfied, in our reasonable judgment, that Section 203 is inapplicable to the Offer and the merger (the “Merger”) of HGS and the Purchaser as described herein (the “Section 203 Condition”), (iii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer (collectively, “Antitrust Laws”) having expired or been terminated or any obtained, as applicable, as described herein, (the “Antitrust Condition”), and (iv) HGS not being a party to any agreement or transaction having the effect of impairing, in our reasonable judgment, the Purchaser’s or GSK’s ability to acquire the Shares or HGS or otherwise diminishing the expected value to GSK of the acquisition of HGS (the “Impairment Condition”). See “The Offer – Section 14” for a list of additional conditions to the Offer.

The consummation of the Offer is not conditioned on the Purchaser obtaining financing.

As of the date of this Offer to Purchase, GSK and its subsidiaries beneficially own 53,251 Shares, representing approximately 0.03% of the outstanding Shares. According to HGS’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on April 25, 2012, as of March 31, 2012 there were 199,070,934 Shares issued and outstanding, 499,404 Shares issuable upon the vesting of outstanding restricted stock unit awards, approximately 48,735,463 Shares subject to issuance upon conversion of the Company’s outstanding convertible notes and outstanding options to purchase approximately 27,558,651 Shares. Based upon the foregoing, there were approximately 275,864,452 Shares outstanding on a fully diluted basis on March 31, 2012. The purpose of the Offer is to acquire the entire equity interest in HGS. We currently intend, promptly following consummation of the Offer, to seek to acquire all remaining Shares in the Merger, pursuant to which each then outstanding Share not owned by GSK or the Purchaser (or our respective subsidiaries) would be converted into the right to receive an amount in cash equal to the price per Share paid in the Offer.

If the HGS Board has not taken all actions within its power to cause the conditions contained in this Offer to Purchase to be satisfied, we may determine to solicit shareholder consents to, among other things, remove the current members of the HGS Board and elect a slate of nominees (each, a “Nominee” and collectively, the “Nominees”) to the HGS Board, and to effect certain changes with respect to HGS’s by-laws to facilitate such matters (a “Consent Solicitation”). We reserve the right, however, at any time to determine not to commence a Consent Solicitation (or to terminate a Consent Solicitation or launch a different consent solicitation) if we determine it to be in our best interests to do so or if we determine that a Consent Solicitation is unnecessary.

Whether or not we propose a merger or other similar business combination with HGS and whether or not our Nominees are elected pursuant to a Consent Solicitation, we currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on the HGS Board. We intend, promptly after the consummation of the Offer, to request that some or all of the current members of the HGS Board resign and that our designees be elected to fill the vacancies so created. Should such request be refused, we intend to take such action as may be necessary and lawful to secure control of the HGS Board. We reserve the right to seek the removal without cause of any or all of HGS’s directors and to seek to act by written consent in order to act on proposals to be determined.

If we undertake a Consent Solicitation and our Nominees are elected, we expect that our Nominees, subject to their fiduciary duties under applicable law, would cause the HGS Board to act in the best interests of the HGS stockholders and promptly explore all alternatives for maximizing stockholder value, which may include selling HGS to us, selling HGS to a third party or remaining independent.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of consents in connection with a Consent Solicitation or otherwise. If any such solicitation is made it would be made only pursuant to separate consent solicitation materials complying with the requirements of the rules and regulations of the SEC.

No appraisal rights are available in connection with the Offer; however, stockholders may have appraisal rights, if properly exercised under the DGCL and not withdrawn, in connection with the proposed Merger. See “The Offer — Section 15 — Appraisal Rights.”

In the event the Offer is terminated or not consummated, or after the expiration of the Offer, we reserve the right, subject to applicable law, to purchase additional Shares not tendered in the Offer. Such purchases may be made in the open market or through privately negotiated transactions, tender offers or otherwise. Any such purchases may be on the same terms as, or on terms more or less favorable than, the terms of this Offer. Any possible future purchases by us will depend on many factors, including the results of the Offer, our business and financial position and general economic and market conditions.

GSK and the Purchaser continue to seek a negotiated merger with HGS. Subject to applicable law, GSK and the Purchaser reserve the right to amend the Offer in any respect, including upon entering into a merger agreement with HGS, or to negotiate a merger agreement with HGS not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by GSK, the Purchaser and HGS and specified in the merger agreement.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as defined below) and not previously withdrawn in accordance with “The Offer — Section 4.” “Expiration Date” means 12:00 midnight, New York City time, at the end of the day on June 7, 2012, unless extended, in which event “Expiration Date” means the time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in “The Offer — Section 14,” which include, among other things, satisfaction of the Minimum Tender Condition, the Section 203 Condition, the Antitrust Condition, and the Impairment Condition. If any such condition is not satisfied, we may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in “The Offer — Section 4,” retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

Subject to any applicable rules and regulations of the SEC, we expressly reserve the right, but not the obligation, in our sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares.

If we decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and number of shares tendered for, a minimum of 10 business days may be required to allow adequate dissemination and investor response.

“Business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

If we extend the Offer, are delayed in accepting for payment of or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain all Shares tendered on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as provided in “The Offer — Section 4.” Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, we may, in our sole discretion, but are not obligated to, provide a subsequent offering period of at least three business days to permit additional tenders of Shares (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender shares not tendered in the Offer. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed.

No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in a Subsequent Offering Period, if one is provided.

Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we may provide a Subsequent Offering Period so long as, among other things, (i) the initial offering period of at least 20 business days has expired, (ii) we immediately accept and promptly pay for all securities validly tendered during the Offer, (iii) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (iv) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period.

We do not currently intend to provide a Subsequent Offering Period, although we reserve the right to do so. If we elect to include or extend a Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

We will make a request to HGS for its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn promptly after the Expiration Date. We expressly reserve the right, in our sole discretion, but subject to applicable laws, to delay acceptance for and thereby delay payment for Shares in order to comply with applicable laws or if any of the conditions referred to in “The Offer — Section 14” have not been satisfied or if any event specified in such Section has occurred. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see “The Offer — Section 14.” If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer – Section 3)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer — Section 3.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

We will pay the same per Share consideration pursuant to the Offer to all stockholders.

We reserve the right to transfer or assign, in whole or in part from time to time, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

3. Procedure for Tendering Shares.

Valid Tender of Shares. In order for you to validly tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or Agent’s Message (as defined below) in lieu of a Letter of Transmittal and any other documents required by the Letter of Transmittal and (b) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your sole option and risk, and delivery of your Shares will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date.

The valid tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Date; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three NASDAQ Stock Market (“NASDAQ”) trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Backup Withholding. Under U.S. federal income tax laws, payments in connection with the Offer may be subject to “backup withholding” unless a tendering holder (1) provides a correct taxpayer identification number (which, for an individual, is the holder’s social security number) and any other required information, or (2) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A holder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each tendering U.S. Holder (as defined in “The Offer — Section 5”) should complete and return the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal. Each tendering Non-U.S. Holder (as defined in “The Offer — Section 5”) should complete and submit IRS Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at http://www.irs.gov. For a more detailed discussion of backup withholding, see “The Offer — Section 5.”

Appointment of Proxy. By executing a Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). This power-of-attorney and proxy will be governed by and construed in accordance with the laws of the State of Delaware and applicable federal securities laws. All such powers-of-attorney and proxies are irrevocable and coupled with an interest in the tendered Shares (and such other Shares and securities). Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers-of-attorney, proxies and consents granted by you with respect to such Shares (and such other Shares and securities) will, without further action, be revoked, and no subsequent powers-of-attorney, proxies or consents may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights with respect to such Shares (and such other Shares and securities) as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of HGS’s stockholders, or with respect to any actions by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares (and such other Shares and securities) (including voting at any meeting of stockholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of HGS’s stockholders.

Determination of Validity. GSK will interpret the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto). All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, GSK or any of their respective affiliates or assigns, the Dealer Managers, the Depositary, the

Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. You may withdraw Shares that you have previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after July 9, 2012, unless such Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “The Offer — Section 3” at any time before the Expiration Date.

If we provide a Subsequent Offering Period (as described in more detail in “The Offer — Section 1”) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period and no withdrawal rights apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any stockholder. None of GSK, the Purchaser, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Certain U.S. Federal Income Tax Consequences.

This section describes the material United States federal income tax consequences to “U.S. Holders” and “Non-U.S. Holders (in each case, as defined below) of Shares whose Shares are tendered and accepted for payment pursuant to this Offer. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This summary does not address any tax consequences arising under state, local or foreign tax laws or U.S. federal estate or gift tax laws.

This discussion is limited to holders who hold Shares as capital assets for U.S. federal income tax purposes. This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of such holder’s particular circumstances. This discussion also does not address all U.S. federal income tax considerations that may be relevant to holders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens of the United States, U.S. Holders whose functional currency is not the U.S. dollar, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans, persons liable for the alternative minimum tax, persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment and holders who acquired their Shares through stock options or stock purchase plan programs or other compensatory arrangements.

For purposes of the Offer, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. For purposes of the Offer, a “Non-U.S. Holder” is a beneficial owner of Shares (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

U.S. Holders

Consequences of the Offer. The receipt of cash by U.S. Holders in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize a capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and your adjusted basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) exchanged. If you are a non-corporate U.S. Holder who has held the Shares for more than one year, any such capital gain will generally be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Payments made to U.S. Holders pursuant to the Offer will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, each U.S. Holder that does not otherwise establish an exemption should complete and return the IRS Form W-9 included with the Letter of Transmittal, certifying that such U.S. Holder is a U.S. person, the taxpayer identification number provided is correct and such U.S. Holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Consequences of the Offer. Subject to the discussion below under “— Information Reporting and Backup Withholding,” a Non-U.S. Holder who receives cash in exchange for Shares pursuant to the Offer generally will not be subject to United States federal income tax or withholding on any gain recognized, unless:

•

the gain, if any, is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•

the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the exchange of Shares pursuant to the Offer, and certain other requirements are met.

Gain on the Shares that is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder) will be subject to U.S. federal income tax on a net basis at the graduated rates applicable to U.S. persons generally (and, with respect to corporate non-U.S. holders, may also be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty). Gain described in the second bullet of the preceding paragraph generally will be subject to a flat 30% tax (unless reduced or eliminated by an applicable income tax treaty).

Information Reporting and Backup Withholding. Payments made to Non-U.S. Holders pursuant to the Offer may be subject to information reporting and backup withholding. To avoid backup withholding, each Non-U.S. Holder should provide the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying such Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6. Price Range of Shares; Dividends.

The Shares are listed and principally traded on NASDAQ under the symbol “HGSI.” The following table sets forth, for each of the periods indicated, the high and low closing prices per Share on NASDAQ, and dividends paid per Share, as disclosed in HGS’s SEC filings or, with respect to the 2012 prices, as reported in published financial sources:

	High	Low
Calendar Year 2010:
First Quarter	$32.68	$25.76
Second Quarter	$33.30	$22.46
Third Quarter	$30.18	$21.84
Fourth Quarter	$29.79	$23.60

Calendar Year 2011:
First Quarter	$29.03	$23.85
Second Quarter	$29.70	$24.54
Third Quarter	$24.96	$11.49
Fourth Quarter	$13.98	$6.64

Calendar Year 2012:
First Quarter	$10.77	$7.02
Second Quarter (through May 9, 2012)	$14.71	$7.14

According to HGS’s publically available documents, it has never paid a cash dividend on the Shares. If we acquire control of HGS, we currently intend that no dividends will be declared on the Shares prior to acquisition by us of the entire equity interest in HGS.

On April 18, 2012, the last trading day before the first public announcement of our initial offer to HGS Board to acquire HGS for $13.00 per Share in cash, the last reported sale price of the Shares on NASDAQ was $7.17 per Share. On May 9, 2012, the last trading day before commencement of the Offer, the last reported sale price of the Shares on NASDAQ was $14.59 per Share. You are urged to obtain current market quotations for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. If, however, the Offer is consummated and the Merger does not take place for any reason, the number of stockholders and the number of Shares that are still in the hands of the public following consummation of the Offer may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for the Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Exchange Listing. The Shares are listed on NASDAQ. It is possible the Shares may no longer meet the standards for continued listing on NASDAQ and may be delisted from NASDAQ following the consummation of the Offer. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on NASDAQ, the market for the Shares could be adversely affected. According to NASDAQ’s published guidelines, the Shares would not meet the criteria for continued listing on NASDAQ if, among other things, (i) the total number of holders of Shares fell below 400, (ii) the number of publicly held Shares (defined as total shares outstanding, less any shares held directly or indirectly by officers, directors or any person who is the beneficial owner of more than 10% of the total shares outstanding) fell below 750,000 or (iii) the market value of publicly held shares fell below $5 million. If the Shares are not delisted prior to the Merger, we intend to delist the Shares from NASDAQ promptly following consummation of the Merger.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of HGS to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by HGS to its stockholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of HGS and persons holding “restricted securities” of HGS may be deprived of, or delayed in, the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. We intend to seek to cause HGS to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning HGS.

Except as otherwise expressly set forth in this Offer to Purchase, the information concerning HGS contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of GSK, the Purchaser, the Dealer Managers, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by HGS to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to GSK, the Purchaser, the Dealer Managers, the Information Agent or the Depositary. GSK, the Purchaser, the Dealer Managers, the Information Agent and the Depositary have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

According to HGS’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “HGS 10-K”), HGS was established in 1992, its headquarters are located at 14200 Shady Grove Road, Rockville, Maryland 20850-7464 and its telephone number is (301) 309-8504. According to the HGS 10-K, HGS is a biopharmaceutical company that exists to place new therapies into the hands of those battling serious disease. HGS’s lead products are Benlysta® (which was developed with GSK) for systemic lupus erythematosus and raxibacumab for inhalation anthrax. Benlysta is currently available in the United States, Canada and an increasing number of European countries, including Germany, Spain, Austria, Denmark, Finland, Hungary, Norway and Sweden. In addition, regulatory submissions are pending in other countries. HGS currently provides raxibacumab to the U.S. Strategic National Stockpile for emergency use in treating inhalation anthrax. In addition, HGS is working with the U.S. Food and Drug Administration to obtain approval which will allow for the broader distribution of raxibacumab. Finally, HGS also has substantial financial rights to two drugs that GSK has advanced to late-stage development. As of February 1, 2012, HGS had approximately 1,100 full-time employees. For further discussion of HGS’s relationship with GSK, please see Item 11 below.

Additional Information. HGS is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. HGS is required to disclose in such proxy statements certain information, as of particular dates, concerning HGS’s directors and officers, their remuneration, stock options granted to them, the principal holders of HGS’s securities and any material interest of such persons in transactions with HGS. Such reports, proxy statements and other information may be read and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained free of charge at the website maintained by the SEC at http://www.sec.gov.

9. Certain Information Concerning the Purchaser and GSK.

Purchaser. The Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and the commencement of the Offer. The Purchaser is an indirect wholly-owned subsidiary of GSK. The principal executive offices of the Purchaser are located at One Franklin Plaza (FP 2355), 200 N. 16th Street, Philadelphia, Pennsylvania 19102, and the Purchaser’s telephone number at such principal executive offices is (215) 741-4000.

GSK. GSK is a public limited company organized under the laws of England and Wales. Its shares are listed on the London Stock Exchange and are also quoted on the New York Stock Exchange in the form of American Depositary Shares. GSK is a major global healthcare group engaged in the creation and discovery, development, manufacture and marketing of pharmaceutical products, including vaccines and over-the-counter (OTC) medications and health-related consumer products. The principal executive offices of GSK are located at 980 Great West Road, Brentford, Middlesex TW8 9GS England, and GSK’s telephone number at such principal executive offices is +44 20 8047 5000.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of GSK and the members of the board of directors and the executive officers of the Purchaser are set forth in Schedule I to this Offer to Purchase.

None of GSK, the Purchaser or, to the knowledge of GSK or the Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

As of the date of this Offer to Purchase, GSK and its subsidiaries beneficially own 53,251 Shares, representing approximately 0.03% of the outstanding Shares. On May 9, 2012, the Purchaser acquired beneficial ownership of 100 of such Shares through a transfer of such Shares from another subsidiary of GSK.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of GSK, the Purchaser and, to GSK’s and the Purchaser’s knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of GSK, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of HGS; (ii) none of GSK, the Purchaser and, to GSK’s and the Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past 60 days; (iii) during the two years before the date of this Offer to Purchase, there have been no transactions between GSK, the Purchaser, their subsidiaries or, to GSK’s and the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and HGS or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (iv) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between GSK, the Purchaser, their subsidiaries or, to GSK’s and the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and HGS or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by the Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a website at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that the Purchaser has filed electronically with the SEC.

10. Source and Amount of Funds.

According to HGS’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2012, as of March 31, 2012, there were 199,070,934 Shares issued and outstanding and 11,624,771 Shares subject to issuance upon conversion of HGS’s Convertible Subordinated Notes due 2012. According to HGS’s Annual Report on Form 10-K filed with the SEC on February 28, 2012, there were 17,017,555 Shares subject to issuance pursuant to options exercisable as of December 31, 2012. If all of these Shares were tendered in the Offer, the Purchaser would need approximately $2.96 billion to complete the Offer. We expect to fund these payments through a loan or investment to the Purchaser from GSK or another subsidiary of GSK, which GSK or such other subsidiary of GSK will provide from cash on hand and/or cash generated from general corporate activities. The consummation of the Offer is not conditioned upon any financing arrangements.

We currently estimate that the total amount of the funds that will be required to complete both the Offer and the Merger, taking into account HGS’s outstanding equity awards and its Convertible Subordinated Notes due 2018, and to pay related fees and expenses, will be approximately $2.70 billion, net of acquired cash and cash equivalents, marketable securities and restricted investments of HGS.

11. Background of the Offer; Other Transactions with HGS.

Background of the Offer. As part of their ongoing evaluation of GSK’s business and strategic alternatives, GSK’s board of directors and senior management, on occasion with outside legal and financial advisors, have from time to time evaluated strategic opportunities and prospects for acquisitions across the pharmaceutical industry. In the course of GSK’s ongoing evaluation, GSK’s management team considered and reviewed an acquisition of HGS.

On April 10, 2012, the Board of Directors of GSK met and authorized Sir Andrew Witty, the Chief Executive Officer of GSK, to deliver a non-binding proposal to HGS.

On April 11, 2012, Sir Andrew spoke with Mr. H. Thomas Watkins, President and Chief Executive Officer of HGS by telephone and proposed that GSK acquire all of the outstanding Shares of HGS for $13.00 per Share in cash. Following their call, Sir Andrew sent a letter to Mr. Watkins setting out the basic terms of GSK’s acquisition proposal, including that GSK was prepared to commence a cash tender offer with no financing or due diligence condition.

The full text of the April 11 letter is set forth below.

11 April 2012

Mr. H. Thomas Watkins

President and Chief Executive Officer

Human Genome Sciences, Inc.

14200 Shady Grove Road,

Rockville, Maryland 20850-7464

USA

Dear Tom,

This letter follows up on our call earlier today, to formally convey to you the proposal for an acquisition of Human Genome Sciences, Inc. (“HGSI”) that I described in our conversation.

Under our proposal, which has been unanimously approved by our Board of Directors, GlaxoSmithKline plc (“GSK”) is prepared to offer $13 per share in cash for all of the outstanding shares of HGSI common stock. This price represents a 73% premium to the closing price of HGSI common stock of $7.53 on April 10, 2012, a premium of 66% to the thirty day trading average closing price of $7.83 and a premium of 58% to the ninety trading day average closing price of $8.23. We believe this all-cash transaction is compelling for your shareholders and fully takes into account the value of Benlysta, albiglutide, darapladib and your other assets, as well as the synergies inherent in a business combination. Your shareholders would receive immediate liquidity at a substantial premium to the market’s assessment of HGSI’s value, without further exposure to the significant execution risk and uncertainty relating to achieving future growth and development of your products over many years. Our proposal would deliver immediate certain value to HGSI shareholders that is superior to what we believe you can reasonably expect to create as a standalone company.

GSK and HGSI have collaborated for nearly 20 years, and we greatly respect your history of innovation and what you have achieved. We believe now is the appropriate time in the evolution of our relationship for our two companies to combine and that GSK is uniquely positioned to deliver on the promises of Benlysta, albiglutide and darapladib for the physicians, patients and the respective shareholders that we serve. The logic of this combination is clear for both companies and our respective shareholders.

We believe the acquisition can be completed expeditiously and are prepared to commence a cash tender offer with no financing or due diligence condition. We have retained Lazard and Morgan Stanley as our financial advisors and Cleary Gottlieb Steen & Hamilton LLP and Wachtell, Lipton, Rosen & Katz as our legal counsel, and are prepared to move forward immediately. We are confident that the transaction will promptly receive all necessary regulatory approvals, including antitrust clearances.

We are prepared to deliver a draft merger agreement to you and begin discussions immediately, with the expectation that we and you would be in a position to enter into and announce a definitive agreement within the very near future. We hope to work with you on a friendly basis to complete this transaction successfully and expeditiously, and I would suggest that our respective financial and legal advisors meet at your earliest convenience to work toward this goal. As I stated to you we value our long relationship strongly and would prefer to continue to engage in a confidential dialogue with you and your Board regarding our proposal, which we believe would be well received by your shareholders. Our Board is fully committed to moving forward with this proposed transaction.

This letter does not represent or create any legally binding or enforceable obligations. No such obligations will be imposed on either party unless and until a definitive agreement is signed by both GSK and HGSI. We ask that you please respond to this proposal by April 19.

Yours sincerely,

Sir Andrew Witty

On April 19, 2012, Mr. Watkins advised Sir Andrew by telephone that the HGS Board had determined that GSK’s offer did not reflect the value inherent in HGS. Mr. Watkins explained that the HGS Board had chosen instead to publicly announce that it had received GSK’s offer and had authorized the exploration of strategic alternatives, including, but not limited to, a potential sale of HGS.

Following their call, Mr. Watkins sent a letter to Sir Andrew setting out the contents of their conversation including that the HGS Board had determined, in consultation with independent financial and legal advisors, that the offer did not reflect the value inherent in HGS. In his letter, Mr. Watkins reiterated that HGS would be exploring strategic alternatives including a potential sale of the company. The letter stated that GSK was being invited to participate in HGS’s process and was being asked to provide HGS with additional information regarding darapladib and albiglutide. The letter noted that the HGS Board believed the requested information was of great importance in allowing the HGS Board to consider HGS’s strategic alternatives.

On April 30, 2012, representatives from Goldman Sachs & Co. (“Goldman Sachs”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”), financial advisors to HGS, contacted Mr. Simon Dingemans, Chief Financial Officer of GSK, to discuss GSK’s potential participation in the process that HGS had announced on April 19. Mr. Dingemans told the Goldman Sachs’ representatives that they should contact Mr. David S. Redfern, Chief Strategy Officer of GSK.

On April 30, 2012, Mr. Redfern responded by letter to HGS’s April 19 request for additional information regarding darapladib and albiglutide. Mr. Redfern reiterated GSK’s continued desire to consummate its $13.00 per share offer, and emphasized that the offer was not subject to any due diligence or financing condition and represented an 81% premium to HGS’s unaffected closing share price on April 18, 2012. Mr. Redfern also emphasized that the offer takes into account the value of Benlysta, albiglutide, daraplabid and HGS’s other assets as well as the synergies inherent in a business combination. In response to HGS’s request for additional information, Mr. Redfern stated that, as HGS had previously acknowledged, GSK had always previously provided HGS with information regarding the various collaborations between GSK and HGS in full accordance with the terms of their agreements. Mr. Redfern emphasized GSK’s belief that it had previously provided all information regarding albiglutide and darapladib that would be material to enable the HGS Board to fairly assess the value of HGS and its business prospects. Additionally, Mr. Redfern emphasized that it was essential that the various blinded studies in which both albiglutide and darapladib are being evaluated not be compromised through impermissible disclosure of blinded data. Mr. Redfern’s letter then went on to set forth the current clinical status of each of albiglutide and darapladib. With respect to albiglutide, Mr. Redfern noted that though GSK had received data on seven of the eight “Harmony” Phase III studies, because the studies had not yet been completed, the two-year interim data read-outs from Harmony 1 through 5 have to remain confidential to protect the integrity of the ongoing blinded studies in line with the agreements between GSK and regulators. Mr. Redfern further noted that all information related to these albiglutide studies material to shareholders was in the public domain. With respect to darapladib, Mr. Redfern explained that there are two Phase III trials underway — STABILITY and SOLID — both under the oversight of an independent data monitoring committee (“IDMC”). Mr. Redfern further explained that other than a summary of the analysis done by the IDMC for the ambulatory blood pressure monitoring sub-study of STABILITY that read out in 2009 (which has been previously disclosed), GSK has not had (and continues not to have) access to unblinded data for these trials. Mr. Redfern went on to note that the IDMC conducts periodic safety and certain event-triggered efficacy interim analyses and that one such interim analysis has occurred to date for the STABILITY study which led the IDMC to recommend to GSK that the STABILITY trial continue as planned. Mr. Redfern further noted GSK’s beliefs that the earliest the first trial can finish is 2013 and the earliest the second trial can finish is 2014 and that there was a high degree of uncertainty as to the future success of darapladib. Mr. Redfern concluded by stating that GSK respected the desire of the HGS Board to assure itself that GSK is not in possession of material information regarding albiglutide or darapladib that is not available to HGS and as such GSK would, subject to appropriate precautions to protect confidentiality, provide HGS with the limited additional clinical information that it is able to share, consistent with the relevant regulatory and legal constraints.

On May 1, 2012, representatives from Goldman Sachs and Credit Suisse contacted Mr. Redfern and invited GSK to participate in the HGS strategic alternatives review process. HGS’s financial advisors explained that HGS was in the process of setting up a data room, was planning to begin management presentations beginning the week of May 9, 2012, and would be providing a proposed confidentiality disclosure agreement shortly. Mr. Redfern noted that GSK’s offer was not conditioned on the ability to conduct due diligence, but that GSK would be willing to review the proposed confidentiality disclosure agreement. HGS’s advisors also noted that Mr. Watkins had received Mr. Redfern’s letter of April 30, 2012, and that the next step in the process should be for legal counsel to GSK and HGS to be in touch.

Also on May 1, counsel for GSK and HGS discussed GSK’s provision of additional information regarding albiglutide and darapladib in response to HGS’s request of April 19. Following conversations and negotiations between the parties’ counsel, including a description by GSK’s counsel at a high level as to the type of information that GSK was planning to disclose in response to HGS’s request of April 19, the parties entered into a confidentiality agreement on May 7, 2012 to facilitate the provision of such additional information and GSK thereafter provided HGS with access to a dataroom containing such information.

On May 4, 2012, a representative of Goldman Sachs sent an email to Mr. Redfern outlining the strategic alternatives review process being conducted by HGS and its advisers, which email attached a draft confidential disclosure agreement. The email noted that while HGS was not committing to a bid date at that time, they would likely ask for proposals by the end of May and would then select a party or parties to conduct final due diligence and distribute a proposed agreement and plan of merger.

On May 9, 2012, Mr. Redfern sent a letter to Mr. Watkins, and GSK issued a press release, announcing that GSK would not participate in HGS’s strategic alternatives review process and would instead commence a tender offer that week to acquire all of the outstanding shares of HGS for $13.00 per share in cash. GSK noted that it valued the long relationship it has had with HGS and that its preference was to complete a transaction on a friendly basis in a timely fashion. GSK indicated that it remains willing to meet and review its offer with HGS at any time.

GSK communicated that its decision not to participate in HGS’s strategic alternatives review process and to commence the Offer reflected a number of factors, including its view that:

•	Participation in the process is unnecessary as GSK’s offer is not conditioned on due diligence or financing and can be completed expeditiously;

•	It is important for HGS stockholders to understand that GSK is committed to proceeding with the offer;

•	There is clear strategic and financial logic to the combination of GSK and HGS, and HGS stockholders should have the opportunity to decide for themselves on the merits of the offer; and

•

The four weeks that had passed since GSK made its acquisition proposal on April 11th, together with the additional 20 business days that the Offer must remain open following its commencement, would provide a reasonable amount of time for HGS to complete its review of alternatives.

GSK also indicated that its offer took into account the value of Benlysta, albiglutide, darapladib and other assets, as well as the synergies in a business combination, and that GSK had consistently provided all material data to the financial markets and HGS regarding the progress of Benlysta, albiglutide and darapladib. GSK noted that, in respect of HGS’s desire to assure itself that GSK is not in possession of other material information regarding albiglutide or darapladib, GSK had provided HGS with the limited additional clinical information available to GSK that could be shared consistent with regulatory and legal constraints.

On May 10, 2012, GSK and the Purchaser commenced the Offer.

Other Transactions with HGS. Since 1993, GSK and HGS have had various commercial relationships governed by a series of collaboration and licensing agreements, with respect to which they engage in ongoing communications in the ordinary course of business.

HGS entered into a license agreement with a GSK subsidiary in June of 1996, pursuant to which HGS granted the GSK subsidiary exclusive worldwide rights to develop and commercialize certain derivative products based on HGS technology and related patents. GSK is progressing two products under this agreement, darapladib and rilapladib. In December 2008, GSK initiated Phase 3 development of darapladib, a small-molecule Lp-PLA2 inhibitor discovered by GSK based on HGS technology and for which, under the 1996 license agreement, HGS will receive up to a 10% royalty on worldwide sales of darapladib if it is commercialized. Under the agreement, HGS also has a co-promotion option for darapladib exerciseable on a country-by-country basis in North America and Europe pursuant to which it would be required to provide 10% to 20% of the promotion efforts in any such country, and in exchange would be entitled to receive an equivalent percentage of operating profits. It is also entitled to receive a $1.5 million milestone payment if darapladib moves through clinical development into registration. In October 2011, GSK initiated a Phase 2 clinical trial of rilapladib, a small-molecule Lp-PLA2 inhibitor discovered by GSK based on HGS technology, in Alzheimer’s disease. This compound, if progressed, is also subject to the 1996 license agreement. HGS will receive a 10% royalty on worldwide sales of rilapladib if it is commercialized, will have a 20% co-promotion option exerciseable on a country-by-country basis in North America and Europe and is also entitled to receive a $1.5 million milestone payment if rilapladib moves through clinical development into registration.

GSK and HGS are also parties to an exclusive license agreement, effective as of October 5, 2004, pursuant to which HGS granted GSK exclusive worldwide rights to develop and commercialize albiglutide. In February

2009, GSK initiated a Phase 3 clinical trial program to evaluate the efficacy, safety and tolerability of albiglutide, in the long-term treatment of type 2 diabetes mellitus. Under the agreement, HGS is entitled to fees and milestone payments that could amount to as much as $183.0 million — including $33.0 million received to date and to single-digit royalties on worldwide sales if albiglutide is commercialized.

GSK and HGS are also parties to a co-development and commercialization agreement, entered in August 2006, under which GSK and HGS share Phase 3 and 4 development costs, sales and marketing expenses, and profits equally, for the drug Benlysta, a human monoclonal antibody and BLyS-specific inhibitor discovered by HGS. HGS has primary responsibility for bulk manufacturing and received an execution fee of $24 million under this agreement and recognized this payment ratably over the development period. HGS recognized $52.3 million from sales of Benlysta in 2011 and $3.4 million from the execution fee in 2010. The agreement includes cost-sharing provisions under which GSK and HGS share clinical development costs. This agreement will expire three years after the later of (i) the expiration date of certain patent rights related to Benlysta and (ii) a period of 10 years after the first commercial sale of Benlysta. These certain patent rights are expected to expire by 2023, with the potential for later expiration that may result from any issuance of additional patent and/or patent term extensions. Either party may terminate the agreement if the other party commits a material breach of the agreement or if the other party is bankrupt or insolvent.

12. Purpose of the Offer; Plans for HGS; Statutory Requirements; Approval of the Merger.

Purpose of the Offer; Plans for HGS. The purpose of the Offer is for GSK, through the Purchaser, to acquire the entire equity interest in HGS. If all of the conditions are satisfied or waived and pursuant to the Offer, we accept for payment and pay for at least that number of Shares that, when added to Shares then owned by GSK or any of its subsidiaries, shall constitute a majority of the outstanding Shares on a fully diluted basis, we currently intend, promptly following consummation of the Offer, to seek to acquire all remaining Shares in the Merger, pursuant to which each then outstanding Share not owned by GSK or the Purchaser (or our respective subsidiaries) would be converted into the right to receive an amount in cash equal to the price per Share paid in the Offer. Under the DGCL, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to consummate the Merger without a vote of the HGS Board or other stockholders. If we do not acquire at least 90% of the outstanding Shares, under the DGCL we will have to seek approval of the Merger by HGS’s stockholders. Approval of a merger pursuant to the DGCL requires the affirmative vote of holders of a majority of the outstanding Shares and if we own a majority of outstanding shares, we would be able to cause such approval to be obtained. However, if the Section 203 Condition is not satisfied but we elect to waive that condition and consummate the Offer, Section 203 could significantly delay our ability to consummate the Merger. See “Statutory Requirements; Approval of the Merger” below.

If we acquire Shares pursuant to the Offer, depending upon the number of Shares so acquired and other factors relevant to our equity ownership in HGS, we may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as we shall determine, which may be different from the price paid in the Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire.

If the HGS Board has not taken all actions within its power to cause the conditions contained in this Offer to Purchase to be satisfied, we may determine to solicit shareholder consents to, among other things, remove the current members of the HGS Board and elect a slate of Nominees to the HGS Board, and to effect certain changes with respect to HGS’s by-laws to facilitate such matters. We reserve the right, however, at any time to determine not to commence a Consent Solicitation (or to terminate a Consent Solicitation or launch a different consent solicitation) if we determine it to be in our best interests to do so or if we determine that a Consent Solicitation is unnecessary.

If we undertake a Consent Solicitation and our Nominees are elected, we expect that our Nominees, subject to their fiduciary duties under applicable law, would cause the HGS Board to act in the best interests of the HGS stockholders and promptly explore all alternatives for maximizing stockholder value, which may include selling HGS to us, selling HGS to a third party or remaining independent.

Whether or not we propose a merger or other similar business combination with HGS and whether or not our Nominees are elected pursuant to a Consent Solicitation, we currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on the HGS Board. We intend, promptly after the consummation of the Offer, to request that some or all of the current members of the HGS Board resign and that our designees be elected to fill the vacancies so created. Should such request be refused, we intend to take such action as may be necessary and lawful to secure control of the HGS Board. We reserve the right to seek the removal without cause of any or all of HGS’s directors and to seek to act by written consent in order to act on proposals to be determined.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of consents in connection with a Consent Solicitation or otherwise. If any such solicitation is made, it would be made only pursuant to separate consent solicitation materials complying with the requirements of the rules and regulations of the SEC.

If the Shares are not delisted prior to the Merger, we intend to cause the delisting of the Shares by NASDAQ promptly following consummation of the Merger. We intend to seek to cause HGS to terminate registration of the Shares under the Exchange Act as soon after the consummation of the Offer as the requirements for deregistration are met. See “The Offer — Section 7.”

In connection with the Offer, GSK and the Purchaser have reviewed, and will continue to review, various possible business strategies that they might consider in the event that the Purchaser acquires control of HGS. In addition, if and to the extent that the Purchaser acquires control of HGS or otherwise obtains access to the books and records of HGS, GSK and the Purchaser intend to conduct a detailed review of HGS and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable to achieve anticipated synergies in the combined company, in light of the circumstances which then exist. Such strategies could include, among other things, changes in HGS’s business, facility locations, corporate structure, rationalization of employment and cost levels, product development, marketing strategies, capitalization, management or the divestiture of certain assets.

If we acquire control of HGS, we currently intend that, prior to our acquisition of all of the outstanding Shares of HGS or the consummation of the Merger, no dividends will be declared on the Shares.

Except as described above or elsewhere in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving HGS or any of its subsidiaries (such as a merger, reorganization, liquidation, or sale or other transfer of a material amount of assets), any change in the HGS Board or management, any material change in HGS’s indebtedness, capitalization or dividend rate or policy or any other material change in HGS’s corporate structure or business.

Statutory Requirements; Approval of the Merger. The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, the Purchaser directly or indirectly owns at least 90% of the outstanding Shares, GSK could effect the Merger without prior notice to, or any action by, any other stockholder of HGS if permitted to do so under the DGCL. Even if we do not own 90% of the outstanding Shares following consummation of the Offer, we could seek to purchase additional Shares in the open market, in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired may be greater or less than that paid in the Offer.

If all of the conditions are satisfied or waived and pursuant to the Offer and we accept for payment and pay for at least that number of Shares that, when added to Shares then owned by GSK or any of its subsidiaries, shall constitute a majority of the outstanding Shares on a fully diluted basis, we currently intend, promptly following consummation of the Offer, to seek to acquire all remaining Shares in the Merger. If the Section 203 Condition and all other conditions to the Offer are satisfied but we acquire less than 90% of the outstanding Shares, the Merger would require the approval of the HGS Board and the holders of a majority of the outstanding Shares.

If the Section 203 Condition is not satisfied but we elect, in our sole discretion, to consummate the Offer, Section 203 could significantly delay our ability to acquire the entire equity interest in HGS. In general, Section 203 prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” with a Delaware corporation, which would include the Merger, for a period of three years following the time on which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

We reserve the right to waive the Section 203 Condition, although there can be no assurance that we will do so, and we have not determined whether we would be willing to do so under any circumstances. If we waive such condition and purchase Shares pursuant to the Offer or otherwise and Section 203 is applicable, we may nevertheless seek to consummate a merger or other business combination with HGS. On the other hand, if we waive the Section 203 Condition and purchase Shares pursuant to the Offer or otherwise and are prevented by Section 203 from consummating a merger or other business combination with HGS for any period of time, we may (i) determine not to seek to consummate such a merger or other business combination, (ii) seek to acquire additional Shares in the open market, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer or (iii) seek to effect one or more alternative transactions with or by HGS. We have not determined whether we would take any of the actions described above under such circumstances.

The exact timing and details of any merger or other similar business combination involving HGS will necessarily depend upon a variety of factors, including the number of Shares we acquire pursuant to the Offer. Although we currently intend to complete the Merger, it is possible that, as a result of substantial delays in our ability to effect such a transaction, actions HGS may take in response to the Offer, information we obtain hereafter, changes in general economic or market conditions or in the business of HGS or other currently unforeseen factors, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms. We reserve the right not to complete a merger or other similar business combination with HGS or to propose such a transaction on terms other than those described above. Specifically, we reserve the right (i) to propose consideration in a merger or other similar business combination consisting of securities or a combination of cash and securities and (ii) to propose consideration in such a transaction having a value that is greater than or less than the amount referred to above

The foregoing discussion is not a complete statement of the DGCL and is qualified in its entirety by reference to the DGCL.

13. Dividends and Distributions.

If, on or after the date of this Offer to Purchase, HGS (i) splits, combines or otherwise changes the Shares or its capitalization, (ii) acquires Shares or otherwise causes a reduction in the number of Shares, (iii) issues, distributes to stockholders or sells additional Shares, or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, or (iv) discloses that it has taken such action, then, without prejudice to our rights under “The Offer — Section 14,” we may make such adjustments in the offer price and other terms of the Offer and the Merger as we deem appropriate to reflect such split, distribution, combination or other change including the number or type of securities offered to be purchased.

If, on or after the date of this Offer to Purchase, HGS declares or pays any cash dividend on the Shares or other distribution on the Shares, including without limitation any distribution of shares of any class or any other securities or warrants or rights, or issues with respect to the Shares any additional Shares, shares of any other class of capital stock, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to us or our nominee or transferee on HGS’s stock transfer records, then, subject to the provisions of “The Offer — Section 14,” (i) the offer price may be reduced by the amount of any such cash dividends or cash distributions and (ii) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer, or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by us in our sole discretion.

In the event that we make any change in the offer price or other terms of the Offer, including the number or type of securities offered to be purchased, we will inform HGS’s stockholders of this development and extend the expiration date of the Offer, in each case to the extent required by applicable law.

14. Conditions of the Offer.

Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date the Minimum Tender Condition, the Section 203 Condition, the Antitrust Condition or the Impairment Condition shall not have been satisfied, or if, at any time on or after the date of this Offer to Purchase and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

(i) there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our subsidiaries or affiliates or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving HGS, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of our full rights of ownership or operation by us or any of our subsidiaries or affiliates of all or any portion of our business or assets or those of HGS or any of our or HGS’s respective subsidiaries or affiliates or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets or those of HGS or any of our or HGS’s respective subsidiaries or affiliates or seeking to impose any limitation on our or any of our subsidiaries’ or affiliates’ ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on our ability or that of any of our subsidiaries or affiliates effectively to retain and exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to HGS’s stockholders, (e) seeking to require divestiture or sale by us or any of our subsidiaries or affiliates of any Shares, (f) seeking any material diminution in the benefits expected to be derived by us or any of our subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving HGS or (g) that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of HGS or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates;

(ii) any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to GSK, the Purchaser or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving HGS, by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of any Antitrust Laws to the Offer or to any such merger or other business combination), that, in our reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in clauses (a) through (g) of paragraph (i) above;

(iii) any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of HGS or any of its subsidiaries that, in our reasonable judgment, is or may be materially adverse to HGS or any of its subsidiaries, we become aware of any facts that, in our reasonable judgment, have or may have material adverse significance with respect to either the value of HGS or any of its affiliates or the value of the Shares to us, or we become aware that any material contractual right or obligation of HGS or any of its subsidiaries that, in our reasonable judgment, could result in a material decrease in the value of the Shares purchased in the Offer to us;

(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on May 9, 2012, (c) any change in the general political, market, economic or financial conditions in the United States, the United Kingdom or elsewhere that, in our reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of HGS and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or United Kingdom, (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or pound sterling or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or the United Kingdom or any attack on, outbreak or act of terrorism involving the United States or the United Kingdom, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing as of the close of business on May 9, 2012, a material acceleration or worsening thereof;

(v) (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including HGS or any of its subsidiaries or affiliates), or has been publicly disclosed, or we otherwise learn that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of HGS (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5%

of any class or series of capital stock of HGS (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of this Offer to Purchase, (b) any such person or group which, prior to the date of this Offer to Purchase, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of HGS, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of HGS constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving HGS or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire HGS or any assets or securities of HGS;

(vi) HGS or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on May 10, 2012, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of HGS, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of HGS, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of HGS or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of HGS or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our consummation of any merger or other similar business combination involving HGS (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of HGS or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that HGS or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;

(vii) we become aware (a) that any material contractual right of HGS or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of HGS or any of its subsidiaries (other than indebtedness under its existing indentures) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving HGS or (b) of any covenant, term or condition in any instrument or agreement of HGS or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of HGS or any of its affiliates or the value of the Shares to us or any of our affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our consummation of a merger or other similar business combination involving HGS);

(viii) we or any of our affiliates enters into a definitive agreement or announces an agreement in principle with HGS providing for a merger or other similar business combination with HGS or any of its subsidiaries or the purchase of securities or assets of HGS or any of its subsidiaries, or we and HGS reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

(ix) HGS or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving HGS or any of its subsidiaries or the purchase of securities or assets of HGS or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of HGS or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

(x) any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in “The Offer — Section 15 — Certain Legal Matters; Regulatory Approvals”) shall not have been obtained on terms satisfactory to GSK and the Purchaser or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.

The foregoing conditions are for the sole benefit of GSK, the Purchaser and their affiliates and may be asserted by us in our discretion regardless of the circumstances giving rise to any such conditions or may be waived by us in our sole discretion in whole or in part at any time or from time to time before the Expiration Date. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

15. Certain Legal Matters; Regulatory Approvals.

General. Based on our examination of publicly available information filed by HGS with the SEC and other publicly available information concerning HGS, we are not aware of any governmental license or regulatory permit that appears to be material to HGS’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “Other State Takeover Statutes,” such approval or other action will be sought. Except as described below under “Antitrust,” there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to HGS’s business or certain parts of HGS’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer — Section 14.”

Delaware Business Combination Statute. HGS is subject to the provisions of Section 203, which imposes certain restrictions on business combinations involving HGS. For a discussion of the provisions of Section 203, see “The Offer — Section 12.”

Other State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. HGS, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between us or any of our affiliates and HGS, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or any merger or other business combination between us or any of our affiliates and HGS, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer — Section 14.”

Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, we plan to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC as promptly as possible after the date hereof. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15 days following such filing, unless such 15th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., New York City time, on the next regular business day. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See “The Offer — Section 14.” Subject to certain circumstances described in “The Offer — Section 4,” any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or HGS’s substantial assets. Private parties and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer — Section 14” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with the Offer, GSK and the Purchaser may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Merger while such discussions are ongoing.

The consummation of the Offer and the Merger may be subject to antitrust filings in other countries in addition to the United States. We believe that any required approvals or clearances will be obtained, but there can be no assurance that all such approvals or clearances will be obtained.

Appraisal Rights. You do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, stockholders of HGS who do not tender their Shares in the Offer, continue to hold Shares at the time of the consummation of the Merger, neither vote in favor of the Merger nor consent thereto in writing and otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such Shares collectively, the “Dissenting Shares”). Since appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in the Merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger. A stockholder may withdraw his demand for appraisal by delivering to us a written withdrawal of his demand for appraisal and acceptance of the merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. We recommend that any HGS stockholders wishing to pursue appraisal rights with respect to the proposed Merger consult their legal advisors.

Other. Based upon our examination of publicly available information concerning HGS, it appears that HGS and its subsidiaries own property and conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, we will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Offer by any such government or governmental authority, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer — Section 14.”

Any merger or other similar business combination with HGS would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning HGS and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

16. Legal Proceedings.

On April 27, 2012, Duane Howell, who purports to be an HGS stockholder, filed a putative class action complaint against the members of the HGS Board (the “Defendants”), in Maryland state court (Montgomery County), Docket No. 362531V (the “Montgomery County Action”). Mr. Howell filed the Montgomery County Action on behalf of himself and similarly situated stockholders of HGS, as well as on behalf of HGS, a nominal party to the action, in a derivative capacity. The complaint alleges that the Defendants are breaching their fiduciary duties to HGS’s public stockholders by, among other things, failing to give proper and good faith consideration to GSK’s offer and GSK’s attempts to negotiate a transaction, failing to disclose all material facts concerning their decision to reject GSK’s offer, as well as enacting and maintaining improper defensive measures. The complaint seeks, among other things, an order declaring the action properly maintainable as a class and derivative action, a declaration that the Defendants’ conduct has been in breach of the fiduciary duties owed to HGS’s public stockholders and ordering the Defendants to comply with such duties, an order directing the Defendants to refrain from advancing their own interests and to exercise their fiduciary duties to obtain a transaction that is in the best interests of HGS’s stockholders, an order directing the Defendants to establish an independent committee or alternatively engage an independent third party to evaluate strategic alternatives and potential offers for HGS, an order enjoining the Defendants from entering any contractual provisions which harm HGS or its stockholders or prevent the Defendants from maximizing stockholder value, an order requiring the Defendants to opt-out of the Section 203 of the DGCL and enjoining the Defendants from employing defensive maneuvers or other defensive tactics that make, or are intended to make, the consummation of an offer to purchase HGS more difficult or costly for a potential acquirer, and an award of attorneys’ fees and costs of litigation.

17. Fees and Expenses.

Lazard Frères & Co. LLC and Morgan Stanley & Co. LLC are acting as our financial advisors and as Dealer Managers in connection with the Offer and will receive customary fees in connection with this engagement. We have agreed to reimburse the Dealer Managers for reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify the Dealer Managers against certain liabilities, including certain liabilities under the U.S. federal securities laws.

We have retained D.F. King & Co., Inc. to act as the Information Agent and Computershare Inc. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Managers, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18. Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of GSK or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The Offer — Section 9” of this Offer to Purchase.

H. ACQUISITION CORP.

May 10, 2012

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF GSK AND THE PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF GSK

The name, business address, citizenship and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of GSK are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with GSK. None of the directors and officers of GSK listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Business Address	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History
Board of Directors

Sir Christopher Gent	980 Great West Road Brentford Middlesex, England TW8 9GS	British	Non-Executive Chairman since January 2005. Non-Executive Director of Ferrari SpA, a member of KPMG’s Chairman’s Advisory Group and a Senior Advisor at Bain & Co.; Non-Executive Director of Lehman Brothers Holdings, Inc. until March 2012.

Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	British	Chief Executive Officer since May 21, 2008; prior thereto, CEO designate from October 2007; prior thereto, President, Pharmaceuticals Europe from January 2003; Member of the Prime Minister’s Business Advisory Group; Lead Non-Executive Board Member for the Department for Business, Innovation and Skills; President of the European Federation of Pharmaceutical Industries and Associations; Board Member for the INSEAD Business School until January 2012.

Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	British	Independent Non-Executive Director and Scientific Expert. Professor of Infectious Disease Epidemiology in the Faculty of Medicine, Imperial College, London; prior thereto, the Chief Scientific Adviser at the Ministry of Defence in the United Kingdom until 2008; Rector of Imperial College, London from 2008 until 2010; Member of the International Advisory Board for Hakluyt & Co Ltd.

Dr. Stephanie Burns	980 Great West Road Brentford Middlesex, England TW8 9GS	USA	Independent Non-Executive Director. Non-Executive Director of Corning Inc.; prior thereto, Chairman, President and Chief Executive Officer of Dow Corning Corporation from 2004 until 2011.

Stacey Cartwright	980 Great West Road Brentford Middlesex, England TW8 9GS	British	Independent Non-Executive Director. Executive Vice President of Burberry Group plc since June 2008; Chief Financial Officer of Burberry Group plc from 2003.

Name	Business Address	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History

Lawrence Culp	980 Great West Road Brentford Middlesex, England TW8 9GS	USA	Independent Non-Executive Director. President and Chief Executive Officer of Danaher Corporation since 2001.

Sir Crispin Davis	980 Great West Road Brentford Middlesex, England TW8 9GS	British	Independent Non-Executive Director. Chairman and Director of StarBev Netherlands BV; member of Citigroup’s Global Advisory Board. Chief Executive Officer of Reed Elsevier PLC until March 2009.

Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	British	Chief Financial Officer since April 1, 2011; prior thereto, CFO Designate from January 4, 2011; prior thereto, managing director and Partner of Goldman Sachs.

Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	USA	Independent Non-Executive Director. Executive Vice President and Chief Financial Officer of Merck & Co., Inc. until September 2007; Director of Thermo Fisher Scientific Inc. and Motorola Solutions, Inc.; Director of Motorola Inc. until May 2010 and Dell Inc. until 2011; Trustee and Chairperson of the Audit Committee of the Rockefeller Family Trust; Director of Purdue Pharma, Inc., Napp Pharmaceutical Holdings Limited and certain Mundipharma International Limited companies.

Sir Deryck Maughan	980 Great West Road Brentford Middlesex, England TW8 9GS	British	Independent Non-Executive Director. Partner of Kohlberg Kravis Roberts & Co.; Non-Executive Director of BlackRock, Inc. and Thomson Reuters; Non-Executive Director of Reuters Group PLC from September 2005 until April 2008.

Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	USA	Independent Non-Executive Director and Scientific Expert. President of the University of Texas Southwestern Medical Center; holds the Phillip O’Bryan Montgomery, Jr., M.D. Distinguished Chair in Academic Administration, and the Doris and Bryan Wildenthal Distinguished Chair in Medical Science; Director of Antibe Therapeutics, Inc.

Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Belgian/Moroccan	Chairman, Research and Development since May 2006.

Tom de Swaan	980 Great West Road Brentford Middlesex, England TW8 9GS	Dutch	Independent Non-Executive Director. Chief Financial Officer of ABN AMRO from 1999 until 2006; Chairman of the Supervisory Board of VanLanschot Bankiers; Director of Zurich Financial Services; Vice Chairman of the Supervisory Board and Chairman of the Audit Committee of Royal Ahold; Member of the Supervisory Board of Royal DSM; and Non-Executive Member of the Public Interest Committee of KPMG Europe LLP.

Name	Business Address	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History

Sir Robert Wilson	980 Great West Road Brentford Middlesex, England TW8 9GS	British	Independent Non-Executive Director and Senior Independent Director. Non-Executive Chairman of BG Group plc since January 2004, until he steps down on May 16, 2012; Chairman of The Economist Group from 2003 to 2009.

Executive Officers

Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	British	Chief Executive Officer since May 21, 2008; prior thereto, CEO designate from October 2007; prior thereto, President, Pharmaceuticals Europe from January 2003; Member of the Prime Minister’s Business Advisory Group; Lead Non-Executive Board Member for the Department for Business, Innovation and Skills; President of the European Federation of Pharmaceutical Industries and Associations; Board Member for the INSEAD Business School until January 2012.

Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	British	Chief Financial Officer since April 1, 2011; prior thereto, CFO Designate from January 4, 2011; prior thereto, managing director and Partner of Goldman Sachs.

Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Belgian/Moroccan	Chairman, Research and Development since May 2006.

Simon Bicknell	980 Great West Road Brentford Middlesex, England TW8 9GS	British	Senior Vice President, Governance, Ethics and Assurance since January 2011; prior thereto, Senior Vice President, Company Secretary and Corporate Compliance Officer from April 2006.

Deirdre Connelly	1600 Vine Street, Philadelphia, PA 19102	USA	President, North American Pharmaceuticals since February 2009; prior thereto, President of US Operations for Eli Lilly and Company from 2005.

Marc Dunoyer	980 Great West Road Brentford Middlesex, England TW8 9GS	French	Global Head of Rare Disease Unit since February 2010 and Chairman of GSK Japan since January 2010; prior thereto, President of Pharmaceuticals Asia Pacific/ Japan from May 2008 until July 2010; prior thereto, President of Pharmaceuticals Japan from January 2000.

Edward Gray	980 Great West Road Brentford Middlesex, England TW8 9GS	British	President, Pharmaceuticals Europe since January 2008; prior thereto, Senior Vice President and General Manager of Pharmaceuticals UK from 2001.

Abbas Hussain	150 Beach Road 22-00 Gateway West 189720 Singapore	British	President, Emerging Markets and Asia Pacific since June 2008; prior thereto, President, Europe for Eli Lilly and Company and, prior thereto, Vice President, Europe from June 2003.

William Louv	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	USA	Senior Vice President, Core Business Services and Chief Information Officer since April 2010; prior thereto, Chief Information Officer from January 2007; prior thereto, Senior Vice President, R&D Information Technology.

Name	Business Address	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History

Dr. David Pulman	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	USA	President, Global Manufacturing & Supply since December 2002.

David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	British	Chief Strategy Officer since May 2008; prior thereto, Senior Vice President, Northern Europe from September 2005.

Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	British	Senior Vice President, Human Resources since May 2008; prior thereto, Senior Vice President, Human Resources, Pharmaceuticals Europe from 2001.

Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	British	Senior Vice President, Global Communications from August 2010; prior thereto, Vice President, Corporate Media Relations from 2004.

Daniel Troy	One Franklin Plaza Philadelphia, PA 19102	USA	Senior Vice President and General Counsel since September 2008; prior thereto, Partner of Sidley Austin LLP from 2005.

Professor Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	British	President, Pharmaceuticals R&D since January 2012; prior thereto, Head of Medicines Discovery and Development from July 2010 and Head of Drug Discovery from May 2006.

Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	British	President, Consumer Healthcare Worldwide from October 2011; prior thereto, President, Consumer Healthcare Europe from May 2010; prior thereto, General Manager, Consumer Products of L’Oréal China from 2007.

Christophe Weber	Avenue Fleming, 20 B-1300 Wavre Belgium	French	President, Biologicals since April 2012; prior thereto, President Designate of Biologicals from January 2011; prior thereto, Senior Vice President and Regional Director, Asia Pacific from 2008; and Chairman and CEO of GSK France from 2003.

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, business address, citizenship and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with GSK or one of our subsidiaries. None of the directors and officers of the Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Business Address	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History
Board of Directors
Chester F. Koczynski	One Franklin Plaza Philadelphia, PA 19102	USA	Director, Corporate Development.
William J. Mosher	One Franklin Plaza Philadelphia, PA 19102	USA	Vice President and Associate General Counsel since January 1, 2007.
Norman J. Vojir	One Franklin Plaza Philadelphia, PA 19102	USA	Head of Tax North America since 2010; prior thereto, Vice President, Economic Analysis, Americas and Japan from 2004.

Executive Officers
Chester F. Koczynski	One Franklin Plaza Philadelphia, PA 19102	USA	Director, Corporate Development.
William J. Mosher	One Franklin Plaza Philadelphia, PA 19102	USA	Vice President and Associate General Counsel since January 1, 2007.
Norman J. Vojir	One Franklin Plaza Philadelphia, PA 19102	USA	Head of Tax North America since 2010; prior thereto, Vice President, Economic Analysis, Americas and Japan from 2004.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail: Computershare C/O Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	If delivering by courier: Computershare C/O Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent and the Dealer Managers at their telephone numbers, addresses and/or email addresses set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Banks and Brokerage Firms, Please Call:

(212) 269-5550

All Others Call Toll Free:

(800) 848-2998

Email:

HGStender@DFKing.com

The Dealer Managers for the Offer are:

Lazard Frères & Co. LLC	Morgan Stanley & Co. LLC

30 Rockefeller Plaza New York, NY 10020 (212) 632-1338	1585 Broadway New York, NY 10036 (888) 840-4015